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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AirMedia Group Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G0135J 109
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0135J 109	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS Herman Man Guo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		55,490,518 ordinary shares[1]. Wealthy Environmental Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,490,518 ordinary shares[1]. Wealthy Environmental Limited may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,490,518 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.3%

12	TYPE OF REPORTING PERSON

IN

[1]
Including (i) 54,990,518 ordinary shares of the issuer held by Wealthy Environment Limited, and (ii) 500,000 ordinary shares of the issuer owned by Wealthy Environment Limited in the form of American Depositary Shares, each representing two ordinary shares of the issuer.

CUSIP No.	G0135J 109	Page	3	of	6	Pages

1	NAMES OF REPORTING PERSONS Wealthy Environment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		55,490,518 ordinary shares[2]. Herman Man Guo may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,490,518 ordinary shares[2]. Herman Man Guo may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,490,518 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.3%

12	TYPE OF REPORTING PERSON

CO

[2]	Including (i) 54,990,518 ordinary shares of the issuer, and (ii) 500,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing two ordinary shares of the issuer.

CUSIP No.	G0135J 109	Page	4	of	6	Pages
Item 1(a). Name of Issuer:
AirMedia Group Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
People’s Republic of China
Item 2(a). Name of Person Filing:
Herman Man Guo
Wealthy Environment Limited
Item 2(b). Address of Principal Business Office, or if None, Residence:
Herman Man Guo
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
People’s Republic of China

Wealthy Environment Limited
c/o Herman Man Guo
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
People’s Republic of China
Item 2(c). Citizenship:
Herman Man Guo — People’s Republic of China
Wealthy Environment Limited — British Virgin Islands
Item 2(d). Title of Class of Securities:
Ordinary Shares
Item 2(e). CUSIP Number:
G0135J 109
Item 3. Not Applicable

CUSIP No.	G0135J 109	Page	5	of	6	Pages
Item 4. Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2008:

			Sole power	Shared power	Sole power	Shared power
	Amount		to vote or	to vote or to	to dispose or to	to dispose or to
	beneficially	Percent	direct the	direct the	direct the	direct the
Reporting Person	owned	of class	vote	vote	disposition of	disposition of
Herman Man Guo	55,490,518	41.3%	55,490,518	0	55,490,518	0

Wealthy Environment Limited	55,490,518	41.3%	55,490,518	0	55,490,518	0
Wealthy Environment Limited, a British Virgin Islands company, is the record owner of 54,990,518 ordinary shares of the issuer and the beneficial owner of 500,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing two ordinary shares of the issuer. Wealthy Environment Limited is wholly owned by Mr. Herman Man Guo. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Herman Man Guo may be deemed to beneficially own all of the shares held by Wealthy Environment Limited.
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable
Item 8. Identification and Classification of Members of the Group:
Not applicable
Item 9. Notice of Dissolution of Group:
Not applicable
Item 10. Certifications:
Not applicable

CUSIP No.	G0135J 109	Page	6	of	6	Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2009

Herman Man Guo	/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited	By:	/s/ Herman Man Guo
		Name:	Herman Man Guo
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement